Exhibit 99.1
LJ INTERNATIONAL (Nasdaq/Gm: Jade) ENZO EXPANDING ACROSS CHINA

2 FORWARD LOOKING STATEMENTS Our discussion of the Company's financial and operational outlook as part of this presentation contains predictions, estimates and other forward-looking statements. Use of words like "estimate," "project," "expect" and similar expressions is intended to identify such statements.. Any references to the word "goal" or a "g" are our internal goals and not to be misconstrued with official corporate guidance. While these forward-looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause the actual results to differ materially. By making these forward-looking statements, we undertake no obligation to update these statements for revisions or changes after the date of this presentation. In addition, important factors relating to our business are described in our most recent filings with the Securities and Exchange Commission. ENZO EXPANDING ACROSS CHINA

LJI'S VISION: TO BE CHINA'S LARGEST JEWELRY RETAILER LJ International's vision is to become the largest jewelry retail store chain across China through its ENZO brand while continuing to further establish its jewelry manufacturing business internationally. ENZO EXPANDING ACROSS CHINA 3

4 ENZO EXPANDING ACROSS CHINA SNAPSHOT Symbol Recent price (March 2, 2010): Forward Looking P/E Ratio (FY 2010): 52-week high/low: Average daily volume: Shares outstanding: Market capitalization: Management ownership: Analyst Coverage: (Source: Thompson Reuters, SEC Filings) Nasdaq/GM: JADE $2.91 9.7 $3.98/$0.47 199,670 24.1 million $70.1 million 16% Elizabeth Pierce, CFA Roth Capital Partners

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: China Market Overview PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA 6 THE INVESTMENT CASE: 2009 TRANSITION, 2010 BREAKOUT China's economy returns to double-digit growth; luxury sector outlook enhanced by consumer affluence LJI incubated ENZO in 2005 to enter China; 2010 ENZO responsible for more than 50% of revenues and nearly all earnings ENZO leading race to become China jewelry market's first 800-lb. gorrilla since privatization of jewelry industry in 2004/2005 Expansion due to branding, niche position amongst largest consumer group, first-mover advantage and 20+-year jewelry manufacturing foundation Next growth phase: Open 100 new ENZO stores over next 2 years; most achieve profitable within 3 months Margins benefit from "mine-to-consumer" vertical integration Financially strong, healthy cash position and minimal long-term debt

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: Market Overview Wholesale Jewelry Industry Retail Jewelry Industry PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA LJI: A 23-YEAR PROVEN BUSINESS MODEL Founded in 1987 in Hong Kong by former GIA-HK President Manufacturing in PRC since 1990 Nasdaq IPO in 1998 - one of first Chinese IPOs First mover advantage with ENZO retail division started in 2004 -first foreign jewelry retailer in China Owns and operates 95 ENZO retail stores across China - the largest foreign retailer by wide margin Financial strength and consistent performance through recessions and financial crises Today, as before, LJI is one of only jewelry companies to be first to profit from recovery 8

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: Market Overview Wholesale Jewelry Industry Retail Jewelry Industry PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA WHOLESALE BUSINESS RIGHT-SIZED TO MAINTAIN CASH FLOWS AND PROFITABILITY Global recession and weak U.S. consumer confidence severely impact wholesale's revenues Declined 40% in 2009 to $59.7 million; slightly above retail 2010 stabilizing sales, revenue near 2009 levels with modest growth in longer term Right-sizing enabled wholesale business to maintain profitability and existing market share while competitions shutdown, presenting opportunity Wholesale gross margins steady at ^20% Wholesale cash flows and global reputation continue to support ENZO’s expansion 10

ENZO EXPANDING ACROSS CHINA BLUE-CHIP U.S. CUSTOMER BASE 11 Length of Relationship QVC, USA 22 years Sterling 9 years QVC, UK 13 years Zales 8 years QVC, Japan 6 years Home Shopping Network 7 years Fred Meyer 9 years QVC, Germany 7 years Helzberg 7 years Long-Term Customer Base Customer

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: China Market Overview PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA ENZO'S BRANDING STRATEGY AND NICHE MARKET POSITION FUEL NATIONWIDE EXPANSION 13

ENZO EXPANDING ACROSS CHINA ENZO BUSINESS MODEL ENABLES SCALABILITY AND EARNINGS GROWTH 14 Over past two years, ENZO has cut under-performing stores Approx. 100 new stores will be added by end of 2011, bringing total to nearly 200 Most new ENZO store openings achieving profitability within three months

ENZO EXPANDING ACROSS CHINA ENZO STORE ECONOMICS ENZO's established and Western brand image established niche position in booming jewelry market Bulk of start-up cost (^$300K per store) for inventory with (^$100K for FF&E and working capital) Short-term inventory financing, with turnover (and pay off) less than 1 year KPI's continue to grow: inventory turns higher than any global jeweler, average selling price increasing while total transactions making new record high’s 15

ENZO EXPANDING ACROSS CHINA STRONG ENZO RETAIL GROWTH CONTINUES ENZO Q4 2009 sales rose 63% YOY; FY 2009 sales rose 39% Average store count remained roughly the same in 2009 and 2008: 90-plus Comp-store sales growth was 19% for Q4 and 25% for FY 2009 Retail gross margins remain at 54%-55% Retail revenue grew to nearly half of total, expected to take lead over wholesale in 2010 16

ENZO EXPANDING ACROSS CHINA INSIDE THE ENZO GROWTH STORY: OUTPERFORMANCE VS. PEERS ENZO's ROA, Net Margin And Operating Margin One Of Highest In Global Jewelry Retailing (Ratios Based In Last 12 Reporting Months) Sources: Thomson, Company reports; ENZO ROA based on 95 stores at $400K per store 17

ENZO EXPANDING ACROSS CHINA ENZO Expansion Strategy 2009 18

ENZO EXPANDING ACROSS CHINA ENZO Expansion Strategy 2010 19

ENZO EXPANDING ACROSS CHINA ENZO Expansion Strategy 2011 20

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: China Market Overview PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA THE CHINA FACTOR: A RESURGENT ECONOMY $600 billion stimulus package boost Chinese economy “Asian exports to China soared at the end of last year ....suggesting that Chinese demand is emerging as a stronger than expected engine of economic recovery in the region.” (Financial Times, 1/7/10) Retail sales were up 16.9% YOY in 2009 (Xinhua, 12/11/09) GDP growth rate increased to 10.7% in Q4 2009, 8.7% for full year 22

ENZO EXPANDING ACROSS CHINA CHINA BACK TO DOUBLE-DIGIT GROWTH AS OTHER ECONOMIES STRUGGLE TO SHAKE-OFF SLUMP? 23 (Source: TradingEconomics.com; Projections from IMF)

ENZO EXPANDING ACROSS CHINA RISING OUTLOOK FOR UPSCALE RETAIL Growth in China retail sales reached 16.9% in 2009 (National Bureau of Statistics); jewelry sales up 15.9 Rising affluence drives luxury sector with per-capita income of urban Chinese of 17,175 RMB (US$2,514.60) in 2009, up 8.8% from 2008 (NBS) Boston Consulting Group (Jan. 2010) sees China becoming world's largest luxury goods market in 5 to 7 years 417,000 households net worth of $1 million at end of 2008; BCG projects 609,000 by 2011 China's high net-worth population exceeds Britain and France 24

ENZO EXPANDING ACROSS CHINA URBAN AFFLUENCE DRIVES LUXURY SECTOR Sources: National Bureau of Statistics; National Population and Family Planning Commission of China 25

ENZO EXPANDING ACROSS CHINA LUXURY SECTOR OUTLOOK: CONTINUED 15%+ GROWTH Urban population growth expected to continue at 2.5% or more per year, reaching 926B by 2025 (McKinsey) Urban per-capita income has resumed approx. 10% growth rate after slight dip in global downturn Jewelry sales exceeded rise in real income by more than 5% in 2009, consistent with taste of newly affluent consumers Bottom line: Demographics point to long-term 15% minimum CAGR in retail jewelry market 26

ENZO EXPANDING ACROSS CHINA PART I: Investment Thesis PART II: Company Background Wholesale Business Division Retail Business Division PART III: Market Overview Wholesale Jewelry Industry Retail Jewelry Industry PART IV: Financial Highlights AGENDA

ENZO EXPANDING ACROSS CHINA ENZO Revenues Wholesale Revenues 28 REVENUE TRENDS: THE SHIFT TO RETAIL

ENZO EXPANDING ACROSS CHINA Gross Profit % 29 RISING TREND IN MARGINS

ENZO EXPANDING ACROSS CHINA EARNINGS ACCELERATION AHEAD 30 Rising Gross Margins and New Store Openings = Record Growth in Earnings and EPS Going Forward

ENZO EXPANDING ACROSS CHINA 31 ENZO QUARTERLY REVENUES: 2007-2010

ENZO EXPANDING ACROSS CHINA 32 WHOLESALE QUARTERLY REVENUES: 2007-2010 Wholesale/Manufacturing Operations Expected To Maintain Current Revenue Levels With Profitability

ENZO EXPANDING ACROSS CHINA Cash and cash equivalents totaled $11.28 million, or $0.47 per share, on 12/31/09 Long-term debt remains low at $2.32 million Current ratio was 2.64 and quick ratio was 0.98 on 12/31/09 Working capital totaled $77.61 million LJI'S BALANCE SHEET STRENGTH 33

ENZO EXPANDING ACROSS CHINA Q & A